mn

09056880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 26 2009
Washington DC
103

SEC FILE NUMBER
8- 51348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hollencrest Capital Management

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bayview Circle, Suite 500
(No and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pellizzon (949) 737-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mn

OATH OR AFFIRMATION

I, Peter Pellizzon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hollencrest Capital Management, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 3rd (Date) day of February (Month), 2009 (Year), by

(1) Peter J. Pellizzon (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

NITA L. CHARLTON
Commission # 1785953
Notary Public - California
Orange County
MyComm. Expires Dec 20, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Hollencrest Securities, LLC:

We have audited the accompanying statement of financial condition of Hollencrest Securities, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hollencrest Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2009

Hollencrest Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 5,489
Deposit with clearing organization	100,000
Receivable from clearing organization	1,071,477
Receivable from customer	79,930
Receivable from affiliate	18,438
Receivable - other	11,230
Furniture and equipment, net	63,534
Prepaid expenses	130,621
Total assets	$ 1,480,719

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$ 58,747
Commissions payable	8,434
Deferred rent	9,994
Profit sharing payable	143,548
Income tax payable	11,790
Total liabilities	232,513
Members' equity	1,248,206
Total liabilities and members' equity	$ 1,480,719

The accompanying notes are an integral part of these financial statements.

Hollencrest Securities, LLC
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 2,265,406
Finance and management fees	1,880,684
Interest and dividends	568,614
Consulting income	285,153
Syndicate income	115,060
Net dealer inventory and investment gains (losses)	(5,840)
Other income	127,558
Total revenues	5,236,635
Expenses	
Employee compensation and benefits	1,285,901
Commissions, clearing fees and floor brokerage	483,748
Communication and data processing	292,354
Professional fees	120,615
Occupancy and equipment rental	373,266
Taxes, other than income taxes	29,449
Other operating expenses	569,098
Total expenses	3,154,431
Net income (loss) before income tax provision	2,082,204
Income tax provision	12,590
Net income (loss)	$ 2,069,614

The accompanying notes are an integral part of these financial statements.

Hollencrest Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

	Members' Equity
Balance at December 31, 2007	$ 985,947
Members' distributions	(1,807,355)
Net income (loss)	2,069,614
Balance at December 31, 2008	$ 1,248,206

The accompanying notes are an integral part of these financial statements.

Hollencrest Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ 2,069,614
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 42,969	
(Increase) decrease in:		
Receivable from clearing organization	(304,324)	
Receivable from customer	(21,257)	
Receivable from affiliate	2,562	
Marketable securities, at market value	74,235	
Receivable - other	(1,587)	
Prepaid expenses	(29,783)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(58,366)	
Commissions payable	(17,604)	
Deferred rent	9,994	
Profit sharing payable	9,378	
Income tax payable	5,790	
Total adjustments		(287,993)
Net cash provided by (used in) operating activities		1,781,621
Cash flows from investing activities:		
Purchase of furniture and equipment	(19,721)	
Net cash provided by (used in) investing activities		(19,721)
Cash flows from financing activities:		
Members' distributions	(1,807,355)	
Net cash provided by (used in) investing activities		(1,807,355)
Net increase (decrease) in cash		(45,455)
Cash at beginning of year		50,944
Cash at end of year		$ 5,489

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 356
Income taxes	$ 6,800

The accompanying notes are an integral part of these financial statements.

Hollencrest Securities, LLC
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hollencrest Securities, LLC (the "Company") was formed as a California Limited Liability Company on June 12, 1998. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and an introducing broker with Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business under the DBA Hollencrest Capital Management.

The Company provides investment and financial services to a variety of individual, trusts, institutional and corporate clients. The Company provides retail brokerage services, selling corporate equity and debt, OTC, municipal and variable life insurance securities, as well as trading securities for its own account. The Company also provides investment advisory services and effects transactions in commodities and commodity futures as a broker for others or dealer for its own account. The Company operates on fully disclosed basis, whereby all transactions are cleared through its clearing firm, and it does not hold customer funds or safekeep customer securities.

The Company has a small number of clients, with one client contributing approximately 18% of the Company's revenue for the year ended December 31, 2008.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from customers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenues earned from investment management services are accrued when earned. Generally, such fees are deducted from custodial broker accounts established through the Company.

The Company participates in syndicates, and such related income is recognized and recorded upon settlement.

Securities transactions and the related income and expenses, are recorded on a settlement date basis for the Company's customers. The Company records its own proprietary transactions on a trade date basis. Settlement date basis is not a generally accepted accounting principle, however the difference between recording transactions on settlement date or trade date is immaterial for the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

published market prices. The resulting difference between cost and market (or fair value) is included in income.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized.

When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

Advertising costs are expensed as incurred. For the year ended December 31, 2008, the Company charged $35,607 to other operating expenses for advertising costs.

The Company is a limited liability company, which is treated like a partnership for tax purposes. Taxable income of the Company passes through to the individual members and is reported on the members' individual tax returns. Therefore the Company is not subject to federal or state income taxes. However, the Company is subject to an annual minimum state franchise tax and a limited liability company fee.

Note 2: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with JP Morgan Clearing Corporation ("Clearing Broker") to serve as security for carrying its accounts and the accounts of its customers as customers of the Clearing Broker. Interest is paid monthly on these cash deposits at the average overnight repurchase rate.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture and fixtures	$ 206,746	7
Computer equipment	298,584	3
Office equipment	53,100	5
Software	56,680	3
	615,110	
Less: accumulated depreciation	(551,576)	
Furniture and equipment, net	$ 63,534	

Depreciation expense for the year ended December 31, 2008 was $42,969.

Note 4: INCOME TAXES

The Company is a California registered limited liability company. The Federal taxation is similar to a partnership, whereby taxes are paid at the member level. All tax effects of a partnership's income or loss are passed through to the members individually.

The Company is subject to a limited liability company gross receipts fee, with a minimum provision of $800. For the year ended December 31, 2008, the Company recorded the minimum provision of $800 and the gross receipts fee of $11,790.

Note 5: PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at the discretion of management. The total employer contribution for the year ended December 31, 2008, was $127,735.

The Company's profit sharing plan also contains a 401(k) plan feature. The plan is for the benefit of all eligible employees with an employer matching feature. The Company may make discretionary contributions as determined by management. During the year ended December 31, 2008, the Company made contributions of approximately $15,813.

Note 6: RELATED PARTY TRANSACTIONS

Certain members of the Company are affiliated with the general partner of Hollencrest Bayview Partners, L.P. (the "Fund"). The Company also serves as Investment Advisor to the Fund.

The Company earns commissions on the Fund's securities transactions and a management fee for its advisory services. For the year ended December 31, 2008, the Company earned $239,890 in commissions and management fees, from this relationship.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

In October of 2007, the Company exercised an option to extend its office lease for five (5) years. This lease term commenced on January 1, 2008 and expires on December 31, 2012. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

Note 7: COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum lease payments under the lease are as follows:

Year	Amount
2009	$ 264,830
2010	269,827
2011	274,824
2012 and thereafter	279,821
Total	$ 1,089,302

Rent expense was $269,827 for the year ended December 31, 2008.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Contingencies

The Company maintains a bank account at a financial institution. This account is insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in the financial institution were in excess of the FDIC insured limit. The Company has not experienced any losses in this account and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $928,466, which was $828,466 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($232,513) to net capital was 0.25 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $8,470 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS Part IIA.

Net capital per unaudited schedule		$ 936,936
Adjustments:		
Members' equity	$ (8,470)	
Total adjustments		(8,470)
Net capital per audited statements		$ 928,466

Hollencrest Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Total members' equity		$ 1,248,206
Less: Non-allowable assets		
Receivable from clearing organization	$ (15,987)	
Receivable from customer	(79,930)	
Receivable from affiliate	(18,438)	
Receivable - other	(11,230)	
Furniture and equipment, net	(63,534)	
Prepaid expenses	(130,621)	
Total adjustments		(319,740)
Net capital		928,466
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 15,501	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 828,466
Ratio of aggregate indebtedness to net capital	0.25: 1	

There was a $8,470 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 10.

See independent auditor's report.

Hollencrest Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to Hollencrest Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Hollencrest Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Hollencrest Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Hollencrest Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Board of Directors
Hollencrest Securities, LLC:

In planning and performing our audit of the financial statements of Hollencrest Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2009